Standard Industrial Classification (SIC) CIK: 0001893765 CCC: xstp$s6e
Investment Trust Company- 6091 TY'ANDRE DAMALL JOHNSON WHAT-EIN:87-3343798
Real Estate Investment Trust- 6798
Asset-Backed Securities- 6189

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM N-8A
NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940
The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

TY'ANDRE DAMALL JOHNSON WHAT
205 HIBISCUS LANE
CAMBRIDGE, MARYLAND 21613
443-225-0832
Name and address of agent for service of process:
Ty'Andre Damall Johnson, Trustee
205 Hibiscus Lane
Cambridge, Maryland 21613
Check Appropriate Box:
Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES{X} NO { }
During the preparation of form N-8A, notification of registration c/o TY'ANDRE DAMALL JOHNSON WHFIT, the trustee was unable to determine full classification as a WHFIT/NMWHFIT, with accuracy. The trustee will file an amendment to this notification of registration stating its correct classification after review and evaluation of trust assets.
In the matter of public interest the attached Declaration of trust are private and should be treated with confidentiality.
This Notification of Registration Statement is filed pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A. Both requirements of section 8(a), and 8(b) of the
Investment Company Act of 1940 are satisfied with the filing of form N-8A.
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 Standard Industrial Classification (SIC) C!K: 0001893765 CCC: xstp$s6e
 Investment Trust Company- 6091 TY'ANDRE DAMALL JOHNSON WHAT-EIN:87-3343798
Real Estate Investment Trust- 6798
Asset-Backed Securities- 6189
JURAT
Pursuant to the requirements of the Investment Company Act of 1940 the trustee of the registrant has caused this notification of registration to be duly signed on behalf of the registrant in the city of
e r
 __and state of  on the 41  day of  20Z

       JOHNSoN

Signature
(Name of Registrant)
BY of sponsor,

(Title)
Atte

This notification of Registration Statement is filed pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A, Both requirements of section 8 (a), and 8 (b) of the Investment Company Act of 1940 are satisfied with the filing of form N-8A.